Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the use of our report dated April 20, 2004, with respect to the consolidated balance sheets of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/    KPMG LLP

Philadelphia, PA

April 20, 2004